Mail Room 4561

May 26, 2010

Michael Smith
MyOtherCountryClub.com
18124 Wedge Pkwy, Ste. 1050
Reno, Nevada 89511

> **Re:** **MyOtherCountryClub.com**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 12, 2010**
> **File No. 333-165407**

Dear Mr. Smith:

We have reviewed your amended filing and response letter dated May 12, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated May 5, 2010. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly.

Form S-1/A

Risk Factors, page 5

"We hope to be a fully reporting company and register our common stock under Section 12(g) of the Exchange Act . . .," page 9

2. The caption fails to highlight the circumstances or conditions that pose a risk to investors, nor does it state the resulting risk. The condition presenting a material risk to investors appears to be that you are not a fully reporting company and may not become one. As noted in prior comment 4, to the extent that your Securities Act registration statement may become effective prior to effectiveness of an Exchange Act registration statement, alert investors that until an Exchange Act

filing is effective, you will not have a Section 12(g) registered class of securities. Inform holders that you will only be required to comply with the limited reporting obligations required by Section 13(a) of the Exchange Act, until the Exchange Act filing is effective. Further, your disclosure on page 49 continues to suggest that you will be a fully reporting company. Revise accordingly. The risk factor should not focus on contingencies or future developments that might mitigate the risk. However, we will not object if you briefly state that you might seek to become a fully reporting company at a later time, and include a cross-reference to a portion of the body of the filing that provides reasonably detailed information concerning your plans in that respect.

Procedures and Requirements for Subscription, page 21

3.   Exhibit 10.1 seemingly concerns an unregistered, exempt transaction. We note section 5(iv) and section 6 in this respect. Please file a subscription agreement that conforms to the description of the offering described in your Form S-1. We may have further comments, upon receipt and review of the subscription agreement.

Industry Background, page 23

4.   You attribute various statements regarding the market where you plan to conduct business to individuals and other parties that you name. Please confirm to us that the third parties you quote and identify have read the disclosure and confirmed their understanding that their market estimates are being used in a filing of the company to sell its securities. Alternatively, please eliminate the reference to such third parties and revise to make the statements your own, based on your knowledge of the industry.

5.   In response to prior comment 11, we note that you have filed a newspaper article as Exhibit 10.2 to your Form S-1. Please note that exhibits filed pursuant to Item 601(b)(10) of Regulation S-K relate to material contracts. Please either remove the newspaper article as an exhibit or revise to provide it as an Exhibit 99 designation.

Officers and Key Personnel of the Company, page 45

6.   Please expand your discussion of the current business activities with which Mr. Smith is currently engaged by describing the nature of the responsibilities undertaken at each entity, as well as the size of the operation he supervises. Refer to Item 401(e)(1) of Regulation S-K.

<u>Conflicts of Interest, page 45</u>

7. As requested in prior comment 15, please explain the nature and extent of potential conflicts regarding corporate opportunities that are presented by the historical and prospective business activities of your executives and the company's scope of business. Revise your disclosure to describe the other entities with which your officers and directors are currently involved, which relationships present a reasonable likelihood of conflicts you reference. Also, tell us what consideration you have given to including corresponding risk factor disclosure.

<u>Summary Compensation Table, page 47</u>

8. The tabular format you use was superseded by amendments to Item 402 to Regulation S-K that were effective in 2007. See SEC Release 33-8732 and subsequent amendments. Particular attention should be paid to the changes to the columnar headings. Revise to disclose the aggregate fair market value of the stock award of 7.5 million shares to Mr. Smith, as of the grant date. Refer to Item 402(n)(2)(v) of Regulation S-K. Also, include a total compensation column in your table.

*   *   *   *

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545, or in her absence, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal